Statement of Financial Condition

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
December 31, 2021
With Report of Independent Registered
Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49000

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Greenhill & Co., LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1271 Avenue of the Americas__
                                        (No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harold J. Rodriguez, Jr.	212-389-1516	hrodriguez@greenhill.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__
                     (Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Harold J. Rodriguez, Jr._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenhill & Co., LLC_____, as of 12/31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Under relief provided by the Securities Exchange Commission, the Company is making this filing without notarization due to difficulties arising from the COVID-19 pandemic.

_____
Notary Public

Signature: _H J Rodriguez_

_____

Title:
Chief Financial Officer
_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2021

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member and the Board of Managers
Greenhill & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1997.
February 28, 2022

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2021

Assets	
Cash and cash equivalents	$ 37,562,480
Fees receivable	30,590,339
Due from affiliates	11,161,655
Operating lease right-of-use asset	62,728,239
Other assets	2,960,050
Total assets	$ 145,002,763

Liabilities and Member's capital	
Compensation payable	$ 12,017,360
Operating lease obligations	62,736,341
Accounts payable and accrued expenses	6,461,694
Due to affiliates	341,128
Total liabilities	$ 81,556,523
Member's capital	63,446,240
Total liabilities and Member's capital	$ 145,002,763

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2021

1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as private capital advisory services. The Company has offices in New York, Chicago, Houston and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The financial statement is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which requires management to make estimates and assumptions regarding future events that affect the amounts reported in the financial statement and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Cash equivalents primarily consist of money market funds and other short-term highly liquid investments with original maturities of three months or less and are carried at cost, plus accrued interest, which approximates the fair value due to the short-term nature of these investments.

Deferred Revenue

As a result of the deferral of certain fees, deferred revenue (also known as contract liabilities) was $3.4 million and $3.2 million at January 1, 2021 and December 31, 2021, respectively. Deferred revenue is included in accounts payable and accrued expenses in the statement of financial condition.

Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by utilizing past client transaction history, an assessment of the client's creditworthiness and measured by the expected lifetime credit losses in conjunction with ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The allowance for doubtful accounts was $0.6 million and $0.3 million at January 1, 2021 and December 31, 2021, respectively.

Credit risk related to fees receivable is dispersed across a large number of clients. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Leases

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records and/or funds directly its allocated portion of the lease payments. The Company leases office space for its operations around the globe.

Certain leases include options to renew, which can be exercised at the Parent's sole discretion. The Parent determines if a contract contains a lease at contract inception. Operating lease assets represent the Company's right to use the underlying asset and operating lease liabilities represent the Company's obligation to make lease payments by funding the Parent. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Parent generally does not include options to renew as it is not reasonably certain at contract inception that the Parent will exercise the option(s). The Parent uses the implicit rate when readily determinable and its incremental borrowing rate when the implicit rate is not readily determinable. The Parent's incremental borrowing rate is determined using its secured borrowing rate and giving consideration to the currency and term of the associated lease as appropriate.

The lease payments used to determine the Company's operating lease assets under the expense sharing arrangement may include lease incentives, stated rent increases and escalation clauses linked to rates of inflation when determinable and are recognized in operating lease assets in the statement of financial condition. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The straight-lining of rent expense results in differences in the operating lease right-of-use asset and operating lease obligations on the statement of financial condition.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The fair value of restricted stock units granted to employees is recorded as compensation expense and generally amortized over a three to five year service period following the date of grant. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then

allocated to each subsidiary based upon the fair market value of the awards granted to Company employees. See "Note 7 - Deferred Compensation".

Deferred Cash Compensation

During the year, the Parent issued deferred cash compensation to employees of the Company. Since the obligation to pay the deferred compensation amount is borne by the Parent, the Company records the amortizable amount of compensation as a charge to compensation expense and a deemed contribution to capital by the Parent (instead of compensation payable). See "Note 7 - Deferred Compensation".

3. Cash and Cash Equivalents

As of December 31, 2021, the carrying value of the Company's cash was $4.8 million and the carrying value of the Company's cash equivalents was $32.8 million for a total cash and cash equivalents balance of $37.6 million.

The carrying value of the Company's cash equivalents approximates fair value. See "Note 4 - Fair Value of Financial Instruments."

4. Fair Value of Financial Instruments

Assets and liabilities are classified in their entirety based on their lowest level of input that is significant to the fair value measurement. As of December 31, 2021, the Company had Level 1 assets measured at fair value.

The following table sets forth the measurement at fair value on a recurring basis of the investments in money market funds and other short-term highly liquid instruments. The investments are categorized as a Level 1 asset, as their valuation is based on quoted prices for identical assets in active markets. See "Note 3 - Cash and Cash Equivalents".

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2021
Assets				
Cash equivalents	$ 32,780,370	$ —	$ —	$ 32,780,370
Total	$ 32,780,370	$ —	$ —	$ 32,780,370

5. Related Party Transactions

At December 31, 2021, the Company had receivables from other affiliates of $11.2 million, which relate to services provided by U.S. offices for international client engagements during the year, and general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2021, the Company had payables of $0.3 million to other affiliates generally related to services rendered by foreign offices for U.S. client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

The Company may leverage their foreign affiliates to perform services for clients on their behalf or the foreign affiliates may leverage the Company to perform services on their behalf throughout the year. Intercompany transactions are generally settled regularly during the year.

Additionally, the Company had a services agreement with an affiliate, Greenhill & Co. Asia, Ltd. for general, administrative and other operating expenses for services provided to the Company for the first three months of the year. Effective April 1, 2021, the affiliate no longer provided services to the Company and operated independently. At December 31, 2021, the Company had payables of less than $0.1 million relating to service agreements with the affiliate. These payables are included in due to affiliates in the statement of financial condition.

6. Income Taxes

The Company's Parent is a corporate taxpayer. The Company is a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's financial statement. The Company follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its financial statement uncertain tax positions taken or expected to be taken on its income tax returns. The Company determined there was no requirement to accrue any liabilities as of December 31, 2021.

7. Deferred Compensation

Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of stock of the Parent. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan are generally amortized ratably over a three-to-five year period following the date of the grant.

Holders of restricted stock units are entitled to receive dividends declared on the underlying common stock to the extent the restricted stock units ultimately vest. For the year ended December 31, 2021, the Company recorded dividend equivalent payments and accruals of less than $0.1 million on restricted stock units as a dividend payment and a charge to equity.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

During 2021, the number of units granted to employees of the Company was 1,353,267 with a weighted average fair value of $13.23. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

The Parent also awards performance-based restricted stock units ("PRSU") as part of long-term incentive compensation to a limited number of key employees. The actual performance relative to target performance is measured quarterly and the probability-weighted likelihood of achievement.

For the year ended December 31, 2021, the Company was allocated a non-cash charge of $11.2 million for expenses incurred in conjunction with restricted stock units and PRSUs awarded by the Parent related to employees of the Company, which has been included as a charge to deemed contribution to Member's capital.

Deferred Cash Compensation

As part of its long-term incentive award program, the Company also participates in a deferred cash incentive plan of the Parent. Under this plan, grants of deferred cash retention awards may be awarded to employees. The deferred awards, which generally vest over a three year service period, provide the employee with the right to receive future cash compensation payments, which are non-interest bearing. See "Note 2 - Summary of Significant Accounting Principles - Deferred Cash Compensation".

8. Member's Capital

The Company makes periodic cash distributions of earnings, subject to net capital requirements and working capital needs, to its Parent. During 2021, the Company distributed $99.0 million to the Parent.

9. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company.

For the year ended December 31, 2021, contributions payable to the Retirement Plan approximated $0.1 million and were included in compensation payable in the statement of financial condition.

10. Commitments and Contingencies

All of the Company's leases are operating leases and have remaining lease terms ranging from slightly more than 1 year to 14 years.

As of December 31, 2021, the approximate aggregate minimum future rental payments for the leased space used by the Company and its portion of the lease payments allocated by the Parent or funded directly by the Company were as follows:

2022	$	8,008,976
2023		7,799,458
2024		7,658,573
2025		7,537,944
2026		7,549,074
Thereafter		69,284,748
Total	$	107,838,773
Less: Rental payments made to the Parent		(6,789,487)
Total lease payments for which Company has a right-of-use asset and corresponding liability		101,049,286
Less: Interest		(38,312,945)
Present value of operating lease liabilities for which the Company has a right-of-use asset and corresponding liability	$	62,736,341

Minimum future rental payments in 2021 are reduced by payments of $6.8 million made to the Parent for the use of the space during the Parent's free rent period.

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

	As of December 31, 2021
Weighted Average remaining lease term in years	13.4
Weighted Average Discount Rate	6.8 %

The Company is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Company does not believe any such proceedings will have a material adverse effect on its results of operations.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2021, the Company's net capital was $21.2 million, which exceeded its requirement by $20.0 million. The Company's aggregate indebtedness to net capital ratio was 0.9 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

12. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the financial statement is issued.